Exhibit 99.3

EUROZINC MINING CORPORATION

Voting Results for the Annual and Special Meeting of Shareholders

Held on May 12, 2005

Report of Voting Results

To:        The Applicable Securities Commissions

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the “Meeting”) of EuroZinc Mining Corporation. (the “Corporation”) held on May 12, 2005.

1.           Number of Directors

Management of the Corporation asked that the number of directors be determined at TEN (10). According to proxies received and vote by show of hands, the number of directors was determined at TEN (10), based on the following results:

Votes For	Votes Against
335,664,375	50,950

2.           Election of Directors

Management of the Corporation presented to the shareholders its nominees for directors.  According to proxies received and vote by show of hands, the following individuals were elected as directors of the Corporation:

Name	Votes For	Votes Withheld
Colin K. Benner	335,286,525	428,800
Alvin W. Jackson	335,286,525	428,800
John A. Greig	335,654,125	61,200
David Mullen	335,654,125	61,200
Ryan T. Bennett	334,745,325	965,000
J. Edward Fletcher	335,654,125	61,200
Ronald Simkus	335,649,125	61,200
John Shanahan	335,649,125	61,200
Graham Mascall	335,286,525	428,800
Christian Bue	335,654,125	61,200

3.           Appointment and Remuneration of Auditors

Shareholders were asked to approve the appointment of PricewaterhouseCoopers LLP as the Corporation’s auditor and to authorize the directors to fix the auditor’s remuneration. According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP was appointed as the Corporation’s auditor, based on the following results:

Votes For	Votes Withheld
335,263,525	451,800

According to proxies received and a vote by a show of hands, shareholders authorized the directors to fix the auditors’ remuneration, based on the following results:

Votes For	Votes Against
335,322,825	392,500

4.           Removal of Pre-existing Company Provisions Under the Former Company Act

Shareholders voted by ballot to amend the Company’s Notice of Articles and the Company’s authorized share structure by filing a Notice of Alteration and replacing the Company’s existing Articles with new Articles. The proposed special resolution to remove the pre-existing Company Articles had to be approved by 75% of the votes entitled to be cast at the meeting. According to the ballots cast, the removal of the pre-existing Company Articles was approved as follows:

Votes For	Votes Against	No Vote
318,021,178	4,948,662	12,745,485

5.           Adoption of New Articles

Shareholders voted by ballot to adopt new articles to better conform to the new Company Act and to modernize the Company’s governing rules and provide a more effective constitutional structure. The proposed special resolution to adopt the New Articles had to be approved by 75% of the votes entitled to be cast at the meeting. According to the ballots cast, the adoption of the New Articles was approved as follows:

Votes For	Votes Against	No Vote
258,180,327	64,889,513	12,745,485

6.           Alteration to Authorized Share Capital

Shareholders voted by ballot to remove the limits on the Company’s authorized capital so that the Company’s authorized capital is an unlimited number of shares. The proposed ordinary resolution to remove the limits on the Company’s authorized capital had to be approved by 75% of the votes entitled to be cast at the meeting. According to the ballots cast, the removal of the limits to the Company’s authorized capital was approved as follows:

Votes For	Votes Against	No Vote
255,536,327	67,433,513	12,745,485

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